EXHIBIT 99.1

Titan Mining Reports 57% Revenue Growth and Nearly 4x Adjusted EBITDA

U.S. Graphite Strategy Accelerates with Supply Agreements and U.S. Army Conditional Selection

GOUVERNEUR, N.Y., Aug. 12, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI) (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, today reported record financial performance for the second quarter ended June 30, 2026.

Q2 2026 HIGHLIGHTS(1)(2)

Operating and Financial Performance:

  Zinc production: 17.5 million payable pounds, up 13% year-over-year and up 23% from Q1 2026, ahead of the mine plan
  Revenue: $25.7 million, up 57% from Q2 2025 and up 31% from Q1 2026 — the Company’s highest quarterly revenue since Q4 2024
  Adjusted EBITDA: $9.6 million, up 272% year-over-year and up 135% quarter-over-quarter; first-half Adjusted EBITDA of $13.6 million is on track for the $20 – $28 million full-year guidance(3)
  Net income: $5.4 million, or $0.06 per basic share, compared with $0.5 million in Q2 2025
  Zinc price: Average provisional price of $1.57 per pound, up 7% from Q1 2026; spot zinc price has risen significantly since quarter-end, currently trading at a 4-year high near $1.70 per pound
  Cash costs(4): C1 cash costs of $0.88 per pound, down 15% from Q1 2026 and below the low end of the full-year guidance range of $0.93 – $1.01 per pound; AISC of $0.96 per pound, down 9% quarter-over-quarter and below the full-year guidance range of $1.07 – $1.17 per pound
  Cash flow: Operating cash flow before changes in non-cash working capital of $4.9 million, up 156% from Q1 2026
  Balance sheet: Net debt of $12.8 million, down 47% from $24.2 million a year ago; well-positioned with available liquidity of $29.1 million and net working capital of $17.8 million at quarter-end
  Guidance reaffirmed: Remain on track for 2026 production of 62 – 66 million payable zinc pounds, C1 cash costs of $0.93 – $1.01 per pound and AISC of $1.07 – $1.17 per pound, with sustaining capital expenditures weighted toward the second half of the year

Strategic and Corporate Developments:

  Historic U.S Army Support: Titan received Conditional Selection Notices for Enhanced Use Lease opportunities at two strategic defense installations under the U.S. Army's Strategic Capital Initiatives program and is finalizing Business Terms Agreements to build and operate the Kilbourne graphite purification plant on Army property. This federal support is in addition to the previously announced expression of financing interest of up to $120 million from EXIM Bank under its Make More in America program and existing financing for the Kilbourne feasibility study.
  Graphite Commercialization: Subsequent to quarter-end, Titan secured two customer agreements supporting commercialization of the Kilbourne Graphite Project—one conditional supply agreement with RHI Magnesita, a global leader in refractory products, following successful laboratory qualification and commencement of commercial-scale trials, and a non-binding LOI with a U.S. aerospace, defense and advanced industrial manufacturer, with customer qualification underway. Together, these agreements support Titan's strategy of building its commercial order book and advancing toward commercial production.
  Battery-Grade Graphite Confirmed: Titan announced positive results across its full processing chain, from ore concentration through battery-grade spherical graphite, confirming the Preliminary Economic Assessment design assumptions and supporting the ongoing Feasibility Study.
  Germanium Upside: Titan entered into a cooperation agreement with Teck Resources to evaluate germanium recovery from existing ESM process streams. District-wide sampling also confirmed widespread germanium enrichment, highlighting the potential for an incremental revenue stream alongside the existing zinc operation.
    Unless noted otherwise, all monetary figures are expressed in U.S. Dollars.
    C1 Cash Cost, All-In Sustaining Cost (“AISC”), Adjusted EBITDA and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.
    Estimated based on approximate current spot zinc pricing, assuming production and costs remain in line with guidance. Actual realized pricing and Adjusted EBITDA may vary based on operational and market conditions.
    C1 cash cost and AISC reported for Q1 2026 have been revised to align with the definitions outlined in the Non-GAAP Performance Measures section below and past practice, resulting in increases of $0.06 and $0.05 per pound, respectively, compared with the figures reported in Titan’s Q1 2026 MD&A dated May 12, 2026

Rita Adiani, President and Chief Executive Officer, commented: "Titan delivered a record quarter. Revenue grew 57% and Adjusted EBITDA nearly quadrupled year-over-year, reflecting the strength of our zinc operations. We have continued to advance our Kilbourne graphite project by securing two graphite customer agreements, validating Kilbourne and launching our commercial order book.

Just as important, the balance sheet is materially stronger, providing flexibility to advance our strategic initiatives. Available liquidity stands at $29.1 million, and our zinc operation is generating cash flow to support growth. With a fully funded feasibility study and growing commercial momentum, Titan is well positioned to become a leading U.S. supplier of critical minerals to defense and industrial supply chains”.

TABLE 1 Operating and Financial Highlights(1)(2)

	2026				2025
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Operating
Payable zinc produced	mlbs	17.5	14.2	64.3	18.7	14.6	15.5	15.4
Payable zinc sold	mlbs	17.2	14.0	64.2	18.7	13.8	16.0	15.6
Average provisional zinc price	$/lb	1.57	1.47	1.31	1.43	1.29	1.20	1.29
C1 Cost	$/lb	0.88	1.04[3]	0.92	0.88	1.01	0.90	0.91
AISC	$/lb	0.96	1.06[3]	0.98	0.96	1.13	0.90	0.96
Financial
Revenue	$m	25.7	19.6	74.2	25.1	16.8	16.3	16.0
Net Income (loss) before tax	$m	6.1	(13.3)	(0.0)	(1.0)	0.1	0.5	0.4
Earnings (loss) per share- basic	$/sh	0.06	(0.14)	0.00	0.00	0.00	0.00	0.00
Adjusted EBITDA	$m	9.6	4.1	16.3	8.2	2.9	2.6	2.5
Cash Flow from Operating Activities before changes in non-cash working capital	$m	4.9	1.9	13.9	6.7	2.2	2.4	2.7
Cash Flow from Operating Activities after changes in non-cash working capital	$m	0.3	(2.1)	12.6	5.5	5.0	1.8	0.2
Financial Position
Cash & Cash Equivalents	$m	13.3	13.8	17.5	17.5	4.3	8.1	12.2
Net Debt	$m	12.8	12.9	8.7	8.7	25.1	24.2	23.1

  Unless noted otherwise, all monetary figures are expressed in U.S. Dollars.
  C1 Cash Cost, All-In Sustaining Cost (“AISC”), Adjusted EBITDA and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.
  C1 cash cost and AISC reported for Q1 2026 have been revised to align with the definitions outlined in the Non-GAAP Measures section of this MD&A and past practice. This has resulted in C1 cash cost and AISC for Q1 2026 increasing by $0.06 and $0.05 per pound, respectively, compared to the figures reported in Titan’s Q1 2026 MD&A dated May 12, 2026.

Net income before tax for Q2 2026 was $6.1 million, including a non-cash fair value gain of $2.7 million on derivative financial instruments measured at fair value through profit or loss under IFRS. For the six months ended June 30, 2026, the Company recorded a net loss before tax of $7.3 million, primarily reflecting a non-cash fair value loss of $10.5 million recognized for the six months ended June 30, 2026.

Cash generated from operating activities, after changes in non-cash working capital, was $0.3 million during the quarter. For the first half of 2026, operating cash outflow was $1.8 million, reflecting continued investment in growth initiatives, including exploration, the graphite demonstration facility and the graphite feasibility study, which totaled $4.8 million during the quarter and $7.1 million for the first half. These growth initiatives were fully funded through equity and debt proceeds and are expensed under the Company's accounting policies.

The Company ended the quarter with $29.1 million of available liquidity, comprising $13.3 million in cash and $15.8 million of undrawn EXIM facility capacity.

ZINC OPERATIONS REVIEW

Mining in Q2 2026 focused on the Mahler, New Fold and Mud Pond zones in the #4 mine. Recovery of high-grade pillars in Lower Mahler and longhole stoping in the Mud Pond Apron delivered above-target grades and tonnes, fully recovering the production shortfall caused by the first-quarter hoisting outage. Mining in the N2D zone remained temporarily suspended, with equipment redeployed to the higher-grade Mud Pond Apron; operations are expected to resume in the fourth quarter.

Development was completed on the New Fold–Mahler connection, improving ventilation in the lower mining zones, while ramp development continued in New Fold and Upper Mahler. Capital projects advanced as planned, including the production shaft rail replacement, rehabilitation of the #2 shaft secondary egress, fine ore bin chute rebuild, and power expansion at Mud Pond. A 42-ton haul truck and mechanical bolter were delivered and are expected to be commissioned by year-end.

GRAPHITE UPDATE

During Q2 2026, the Kilbourne Graphite Project advanced across all key workstreams. The demonstration facility improved throughput and concentrate grade through process optimization and delivered its first large-volume shipment to a Tier 1 customer. The fully funded Feasibility Study for the proposed 40,000 tpa facility remains on schedule, with $5.3 million of the $20.7 million budget incurred as of June 30, 2026. Subsequent to quarter-end, Titan confirmed battery-grade graphite production across the full processing chain, validating the Preliminary Economic Assessment design assumptions. A construction decision remains targeted for early 2027, subject to Board approval, Feasibility Study results, permitting and financing.

EXPLORATION UPDATE

Zinc: Underground drilling totalled 9,100 feet across 19 holes, supporting exploration and definition programs at Mud Pond, Lower Mahler and New Fold. Surface Drilling also tested the Little York and Bend targets, with assay results pending. Planned drilling includes continued definition and long-range exploration at New Fold, and definition drilling at Upper Mahler beginning in August.

Kilbourne Graphite Project: Drilling totalled 2,278 feet across seven holes, including infill and geotechnical drilling in support of the Feasibility Study. Hole KX26-080 intersected 2.8% Cg over 106.5 feet, including 3.3% Cg over 49.9 feet, with remaining assays pending. Field work has now shifted primarily to geotechnical activities supporting the Feasibility Study.

Germanium: Titan completed a property-wide sampling program across six underground ore bodies and two historic tailings facilities, confirming district-wide germanium enrichment. The program is advancing to prioritization and recovery test work in parallel with ongoing mineralogical studies and the Teck cooperation agreement.

Scientific and Technical Information

The scientific and technical information contained in this news release related to the Company’s exploration activities and zinc operations has been reviewed and approved by Matthew Melnyk, CPG #11540, Vice President Exploration and Geology of Titan Mining Corp., a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101").

The scientific and technical information contained in this news release related to the Company’s germanium and graphite development has been reviewed and approved by Oliver Peters, MSc., P.Eng., who is a Qualified Person as defined by NI 43-101. Mr. Peters is independent of the Company.

Refer to the Company’s technical report titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” with an effective date of December 1, 2025, for additional information.

Refer to the Company’s news release titled “Titan Extends Kilbourne Graphite Mineralization, Advances Germanium and the 2026 Multi-Commodity Exploration Strategy” dated April 16, 2026, for additional information regarding recent graphite drilling results.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-in Sustaining Costs

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended June 30,				Six months ended June 30,
	2026		2025		2026		2025
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		17.19		16.04		31.16		31.61
Cost of Sales(1)	$12,996	$0.76	$12,750	$0.80	$25,867	$0.83	$24,871	$0.79
Smelting and refining costs	$2,140	$0.12	$1,671	$0.10	$3,781	$0.12	$3,636	$0.12
Total C1 cash cost	$15,136	$0.88	$14,421	$0.90	$29,648	$0.95	$28,507	$0.91
Sustaining capital expenditures	$1,412	$0.08	$27	$0.00	$1,764	$0.06	$748	$0.02
AISC	$16,548	$0.96	$14,448	$0.90	$31,412	$1.01	$29,255	$0.93

      (1)   Cost of sales excluding depreciation and share-based compensation, as these items are non-cash in nature.

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Six months ended June 30,
	2026	2025
Sustaining capital expenditures	$1,764	$748
Expansionary capital expenditures	1,771	3,024
Additions to mineral properties, plant and equipment	$3,535	$3,772

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at June 30, 2026	As at December 31, 2025
Current portion of debt	$9,976	$23,387
Non-current portion of debt	16,119	2,777
Total Debt	$26,095	$26,164
Less: Cash and cash equivalents	13,302	(17,484)
Net debt	$12,793	$8,680

Free Cash Flow

Free cash flow is calculated as net cash generated from (used in) operating activities less capital expenditures. The Company believes this measure assists investors in evaluating the cash generation of its operations after capital investments. A reconciliation of free cash flow is provided below.

	Six months ended June 30,
	2026	2025
Net cash generated (used) by operating activities	$(1,784)	$2,022
Less: Capital expenditures	(3,535)	(3,772)
Free cash flow	$(5,319)	$(1,750)

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company's operating performance and its ability to generate cash flows and service its debt obligations.

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) graphite project expenses; (ii) graphite feasibility study expenses; (ii) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (iv) foreign exchange gains and losses; (v) Special Warrant issuance costs; (vi) non-cash stock-based compensation expense; (vii) impairments; and (viii) gains and losses on disposals of assets and non-cash gains and losses on loan modifications.

In particular, the Company excludes graphite project expenses related to the graphite demonstration facility and the graphite feasibility expenses because both adjustments are growth projects and not indicative of the underlying operating performance. Additionally, fair value changes on derivative-classified warrants from Adjusted EBITDA are excluded because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company's Canadian dollar functional currency, rather than a reflection of any change in the Company's operating performance or financial condition; and (iii) not expected to affect the Company's future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price (USD $15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss) before tax	$6,063	$539	$(7,279)	$893
Depreciation and depletion of mineral property, plant and equipment	1,250	1,541	2,293	3,047
Depreciation of right-of-use assets	12	19	40	34
Interest and other finance expenses	516	465	1,032	1,023
Interest income	(90)	(115)	(189)	(204)
Accretion expense	86	82	167	169
EBITDA	7,837	2,531	(3,936)	4,962
Graphite project expenses	871	-	1,776	-
Graphite feasibility study	3,926	-	5,291	-
Stock-based compensation	227	78	448	205
Foreign exchange (gain) loss	(598)	(40)	(446)	(57)
Loss (gain) on fair value of derivative financial instruments	(2,699)	-	10,493	-
Adjusted EBITDA	$9,564	$2,569	$13,626	$5,110

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including statements regarding: Titan is well positioned to become a leading U.S. supplier of critical minerals to defense and industrial supply chains; that first-half Adjusted EBITDA is on track for the full-year Adjusted EBITDA guidance of $20 - $28 million; that sustaining capital expenditures are weighted to the second half of 2026 and that 2026 production, C1 cash costs and AISC will fall within guidance; that mining activities will restart in the N2D zone in the fourth quarter of 2026; the potential for germanium recovery from existing ESM process streams and for germanium to provide an incremental revenue stream alongside the existing zinc operation, including the results of work conducted under the Teck Resources cooperation agreement, prioritization and recovery test work and ongoing mineralogical studies; that the conditional supply agreement with RHI Magnesita and the non-binding Letter of Intent with a U.S. aerospace, defense and advanced industrial manufacturer will advance to definitive agreements or commercial sales; the successful completion of industrial-scale production trials and customer qualification programs; that securing two graphite customer agreements provides commercial validation for Kilbourne and supports Titan’s continued development of its commercial order book and advancement toward commercial production; that the results confirming battery-grade spherical graphite across the full processing chain will be replicated at commercial scale and support the ongoing Feasibility Study; the finalization of Business Terms Agreements with the U.S. Army in respect of Enhanced Use Lease opportunities at two strategic defense installations and the building and operation of the Kilbourne graphite purification plant on U.S. Army property; the potential availability of up to $120 million of financing from EXIM; the timing and results of the Kilbourne Feasibility Study and a construction decision targeted by early 2027, subject to Board approval, Feasibility Study results, permitting and financing; that ESM remains on track to achieve its 2026 production, C1 cash cost and AISC guidance; that the 42-ton haul truck and mechanical bolter will be commissioned by year-end; that drilling will continue in the second half of 2026 with continued definition and long-range exploration at New Fold and definition drilling at Upper Mahler beginning in August and advancing geotechnical work; and the timing and results of pending assays from the Little York and Bend targets. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc, graphite and germanium; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks relating to changes in trade measures affecting graphite, including the absence of antidumping and countervailing duty orders on active anode material following the U.S. International Trade Commission’s negative determinations, and changes to Section 301 or other tariffs; risks that customer qualification programs are not completed successfully or that non-binding arrangements do not result in definitive agreements; reliance on a limited number of customers and on third-party processing capacity; risks associated with government contracting, Enhanced Use Leases and government-supported financing programs, including that the Conditional Selection Notices may not result in finalized Business Terms Agreements, Enhanced Use Leases or construction and operation of the Kilbourne graphite purification plant on U.S. Army property; risks that the Feasibility Study is delayed or its results do not support development, or that Board approval, permits or financing for a construction decision are not obtained; risks that germanium recovery testing does not establish a technically or economically viable commercial opportunity; risks that the Company does not achieve its 2026 production, cost or Adjusted EBITDA guidance, resume N2D zone operations, commission equipment or complete planned drilling on the anticipated timelines; risks that pending assay results do not meet expectations; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc, graphite and germanium; demand for graphite and germanium; exploration results; the ability to secure adequate financing (as needed); the continued availability of the EXIM facility and that the expression of interest of up to $120 million converts into committed financing; that the Kilbourne Feasibility Study will remain on schedule and produce results supporting development; that the Board will approve a construction decision and required permits and financing will be available on acceptable terms; that Business Terms Agreements with the U.S. Army will be finalized on acceptable terms; the applicable Enhanced Use Lease opportunities will proceed and all required governmental approvals will be obtained; that customer qualification programs and commercial-scale processing will be completed successfully; that the customer agreements are indicative of potential commercial demand and will support the continued development of the Company’s commercial order book; that germanium recovery testing will support a technically and economically viable commercial opportunity; that planned operations, equipment commissioning, drilling and geotechnical work will proceed on schedule and pending assay results will support the Company’s exploration objectives; that production, costs, zinc prices and other operating and market conditions will support the Company’s 2026 guidance; the continuity of U.S. federal policy support for domestic critical minerals production; the availability of third-party processing capacity on commercially acceptable terms; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.